Exhibit 99.1

ParaZero Receives Significant European Order for SafeAir™ M4 Systems from Leading Drone Technology Distributor

Order reflects growing demand for ParaZero’s advanced drone safety solutions across the European commercial and enterprise sectors

TEL AVIV, Israel, May 06, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aircrafts and defense Counter UAS systems, today announced that it has received a new order for dozens of units of its innovative SafeAir™ M4 system. The order was placed by a prominent European drone distributor that serves a wide range of commercial, public safety, and enterprise drone operators across the region.

The SafeAir™ M4, ParaZero’s next-generation autonomous parachute recovery system, is designed for seamless integration with DJI’s Matrice 4 series. It features a newly developed deployment mechanism with real-time telemetry and is designed and expected to comply with the highest European regulatory standards to enable safe flight in urban areas throughout the EU.

This newly secured order reflects a growing independent demand for ParaZero’s certified drone safety technologies across high-regulation markets in Europe.

“This new order is yet another testament to the increasing recognition of the SafeAir M4 in drone safety systems,” said Boaz Shetzer, CEO of ParaZero. “We’re proud to see our solutions adopted by top-tier distributors and deployed in demanding commercial environments across Europe.”

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is a leading developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero develops and manufactures smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it the growing independent demand for ParaZero’s certified drone safety technologies across high-regulation markets in Europe and the the increasing recognition of the SafeAir M4 in drone safety systems. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246